Exhibit 12

SPRINGLEAF FINANCE, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

	Successor Company	Predecessor Company	Successor Company	Predecessor Company
(dollars in thousands)	Three Months Ended September 30, 2011	Three Months Ended September 30, 2010	Nine Months Ended September 30, 2011	Nine Months Ended September 30, 2010
Earnings:
Loss before benefit from income taxes	$(57,842)	$(117,569)	$(241,136)	$(177,313)
Interest expense	275,562	281,020	975,406	816,827
Implicit interest in rents	3,075	3,607	9,550	11,353

Total earnings	$220,795	$167,058	$743,820	$650,867

Fixed charges:
Interest expense	$275,562	$281,020	$975,406	$816,827
Implicit interest in rents	3,075	3,607	9,550	11,353

Total fixed charges	$278,637	$284,627	$984,956	$828,180

Ratio of earnings to fixed charges*	0.79	0.59	0.76	0.79

*	Earnings did not cover total fixed charges by $57.8 million for the three months ended September 30, 2011 and $241.1 million for the nine months ended September 30, 2011. Earnings did not cover total fixed charges by $117.6 million for the three months ended September 30, 2010 and $177.3 million for the nine months ended September 30, 2010.

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